UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Allogene Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

019770106

(CUSIP Number)

Michael LaGatta

TPG Global, LLC

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 019770106	SCHEDULE 13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 19,716,306 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 19,716,306 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,716,306 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	The calculation is based on 138,719,984 shares of Common Stock (as defined below) outstanding as of June 4, 2020, as reported in the Prospectus Supplement filed by the Issuer (as defined below) with the Securities and Exchange Commission (the “Commission”) on June 3, 2020.

CUSIP No. 019770106	SCHEDULE 13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 19,716,306 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 19,716,306 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,716,306 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation is based on 138,719,984 shares of Common Stock outstanding as of June 4, 2020, as reported in the Prospectus Supplement filed by the Issuer with the Commission on June 3, 2020.

CUSIP No. 019770106	SCHEDULE 13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 19,716,306 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 19,716,306 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,716,306 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation is based on 138,719,984 shares of Common Stock outstanding as of June 4, 2020, as reported in the Prospectus Supplement filed by the Issuer with the Commission on June 3, 2020.
Page 4 of 9 Pages

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on October 25, 2018, as amended and supplemented by Amendment No. 1 filed on May 15, 2019 (as so amended, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), with respect to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background.

This Amendment amends and restates the second paragraph of Item 2 of the Original Schedule 13D in its entirety as set forth below:

“Group Advisors is the sole member of TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings I, L.P., a Delaware limited partnership, which is the sole member of each of (i) TPG GenPar VII Advisors, LLC, a Delaware limited liability company and (ii) The Rise Fund GenPar Advisors, LLC, a Delaware limited liability company. TPG GenPar VII Advisors, LLC is the general partner of TPG GenPar VII, L.P., a Delaware limited partnership, which is the general partner of TPG Carthage Holdings, L.P., a Delaware limited partnership, which directly holds 13,144,202 shares of Common Stock. The Rise Fund GenPar Advisors, LLC is the general partner of The Rise Fund GenPar, L.P., a Delaware limited partnership, which it the general partner of The Rise Fund Carthage, L.P., a Delaware limited partnership (together with TPG Carthage Holdings, L.P., the “TPG Funds”), which directly holds 6,572,104 shares of Common Stock.”

Item 4. Purpose of Transaction.

This Amendment amends and restates the final two paragraphs of Item 4 of the Original Schedule 13D in their entirety as set forth below:

“June 2020 Lock-Up

In connection with a primary offering by the Issuer of 11,702,128 shares of Common Stock, certain stockholders of the Issuer, including each TPG Fund, agreed with representatives of the underwriters of the offering, pursuant to a lock-up agreement (the “June 2020 Lock-Up Agreement”), that they will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock (other than pursuant to certain exceptions), without the prior written consent of the representatives of the underwriters, for a period of 60 days from June 1, 2020.

June 2020 Sales

On June 3, 2020, the TPG Funds sold an aggregate of 213,322 shares of Common Stock in open market sales at a weighted average price per share of $47.7480 in multiple transactions at prices ranging from $47.50 to $48.02, inclusive. On June 3, 2020, the TPG Funds sold an aggregate of 274,080 shares of Common Stock in open market sales at a weighted average price per share of $47.1279 in multiple transactions at prices ranging from $46.50 to $47.47, inclusive. On June 4, 2020, the TPG Funds sold an aggregate of 1,818 shares of Common Stock in open market sales at a weighted average price per share of $47.1057 in multiple transactions at prices ranging from $47.06 to $47.185, inclusive. On June 15, 2020, the TPG Funds sold an aggregate of 129,154 shares of Common Stock in open market sales at a weighted average price per share of $42.1426 in multiple transactions at prices ranging from $42.01 to $42.42, inclusive. On June 16, 2020, the TPG Funds sold an aggregate of 174,511 shares of Common Stock in open market sales at a weighted average price per share of $42.2018 in multiple transactions at prices ranging from $42.01 to $42.835, inclusive. On June 17, 2020, the TPG Funds sold an aggregate of 87,319 shares of Common Stock in open market sales at a weighted average price per share of $42.1842 in multiple transactions at prices ranging from $42.01 to $42.53, inclusive. On June 18, 2020, the TPG Funds sold an aggregate of 94,600 shares of Common Stock in open market sales at a weighted average price per

Page 5 of 9 Pages

share of $42.1416 in multiple transactions at prices ranging from $42.05 to $42.265, inclusive. On June 19, 2020, the TPG Funds sold an aggregate of 47,767 shares of Common Stock in open market sales at a weighted average price per share of $42.0438 in multiple transactions at prices ranging from $42.01 to $42.155. On June 22, 2020, the TPG Funds sold an aggregate of 129,570 shares of Common Stock in open market sales at a weighted average price per share of $42.7174 in multiple transactions at prices ranging from $42.01 to $43.005. On June 22, 2020, the TPG Funds sold an aggregate of 42,855 shares of Common Stock in open market sales at a weighted average price per share of $43.1648 in multiple transactions at prices ranging from $43.01 to $43.32. On June 23, 2020, the TPG Funds sold an aggregate of 110,012 shares of Common Stock in open market sales at a weighted average price per share of $43.9077 in multiple transactions at prices ranging from $43.18 to $44.1775, inclusive. On June 23, 2020, the TPG Funds sold an aggregate of 22,213 shares of Common Stock in open market sales at a weighted average price per share of $44.3090 in multiple transactions at prices ranging from $44.18 to $44.53, inclusive. On June 24, 2020, the TPG Funds sold an aggregate of 15,269 shares of Common Stock in open market sales at a weighted average price per share of $43.9265 in multiple transactions at prices ranging from $43.91 to $43.98, inclusive. On June 25, 2020, the TPG Funds sold an aggregate of 72,359 shares of Common Stock in open market sales at a weighted average price per share of $44.1870 in multiple transactions at prices ranging from $44.01 to $44.445, inclusive. On June 26, 2020, the TPG Funds sold an aggregate of 500 shares of Common Stock in open market sales at a price per share of $44.01. On June 29, 2020, the TPG Funds sold an aggregate of 24,904 shares of Common Stock in open market sales at a weighted average price per share of $43.2679 in multiple transactions at prices ranging from $42.60 to $43.595, inclusive. On June 30, 2020, the TPG Funds sold an aggregate of 59,747 shares of Common Stock in open market sales at a weighted average price per share of $42.2122 in multiple transactions at prices ranging from $42.00 to $42.60, inclusive. The foregoing sales were made pursuant to an exception to the June 2020 Lock-Up Agreement. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Commission, upon request, full information regarding the number of shares sold at each separate price within the range of each of the sales above that involved multiple transactions.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule I hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; and taking any action similar to any of those enumerated above.

Reference to and description of the Lock-Up Agreement, Investor Rights Agreement and June 2020 Lock-Up Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Lock-Up Agreement, Investor Rights Agreement and June 2020 Lock-Up Agreement, which have been filed as Exhibits 2, 3 and 4, respectively, and are incorporated herein by this reference.”

Page 6 of 9 Pages

Item 5. Interest in Securities of the Issuer.

This Amendment amends and restates the second paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:

“(a)-(b) The following sentence is based on 138,719,984 shares of Common Stock outstanding as of June 4, 2020, as reported in the Prospectus Supplement filed by the Issuer with the Commission on June 3, 2020. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 19,716,306 shares of Common Stock, which constitutes approximately 14.2% of the outstanding shares of Common Stock.”

Item 7. Material to be Filed as Exhibits.

This Amendment amends and supplements Item 7 of the Original Schedule 13D by adding the following:

“4. Form of Lock-Up Agreement by and among certain stockholders, the directors and the officers of the Issuer and the representatives of the several Underwriters (incorporated by reference to Annex I of Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on June 4, 2020).”

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2020

TPG Group Holdings (SBS) Advisors, Inc.

By:	/s/ Michael LaGatta
Name:	Michael LaGatta
Title:	Vice President

David Bonderman

By:	/s/ Gerald Neugebauer
Name:	Gerald Neugebauer on behalf of David Bonderman (1)

James G. Coulter

By:	/s/ Gerald Neugebauer
Name:	Gerald Neugebauer on behalf of James G. Coulter (2)

(1) Gerald Neugebauer is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated February 26, 2020, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Bonderman on March 6, 2020 (SEC File No. 001-38156).

(2) Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated February 26, 2020, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on March 6, 2020 (SEC File No. 001-38156).

INDEX TO EXHIBITS

1.	Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (incorporated herein by reference to Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).
2.	Form of Lock-Up Agreement by and among certain stockholders and the directors and officers of the Issuer and the Representatives (incorporated by reference to Annex I of Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1/A filed with the Commission on October 2, 2018).
3.	Investors’ Rights Agreement, dated as of April 6, 2018, by and among the Issuer and certain stockholders listed in Schedule A thereto (incorporated by reference to Exhibit 4.2 to Issuer’s Registration Statement on Form S-1 filed with the Commission on September 14, 2018).
4.	Form of Lock-Up Agreement by and among certain stockholders, the directors and the officers of the Issuer and the representatives of the several Underwriters (incorporated by reference to Annex I of Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on June 4, 2020).